FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated February 17, 2011, reporting the financial results of the Company for the fourth quarter and year ended December 31, 2010.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2010

February 17, 2011 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today its operating results for the fourth quarter and year ended December 31, 2010.

Financial Highlights:

Fourth Quarter 2010

●	Net Revenues of $25.9 million

●	EBITDA of $10.7 million

●	Net Loss of $2.6 million

Year Ended 2010

●	Net Revenues of $95.9 million

●	EBITDA of $47.3 million

●	Net Income of $1.6 million (before noncontrolling interest)

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: "We are pleased with the annual and quarterly results that we are reporting. The fourth quarter of 2010 saw the successful implementation of our plan to grow Seanergy's fleet as we completed the acquisition of the remaining 50% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET") in October 2010. This year therefore set an important milestone for our company, as the consolidation of our ownership interests in BET and Maritime Capital Shipping Limited ("MCS") more than tripled our wholly owned fleet from an initial base of six vessels with a carrying capacity of 316,676 deadweight tons to a total of 20 vessels with a carrying capacity of 1,293,105 deadweight tons.

It is of particular importance that we have achieved the above by acquiring assets at favorable prices, as we paid approximately $95 million in 2010, of which only $43 million was in the form of cash and the remainder was in the form of shares. This way, we believe that we managed to increase our earnings potential while maintaining a strong balance sheet and we therefore believe we remain well positioned to invest in further opportunities to acquire vessels that we believe will be accretive to our earnings. Furthermore, gaining exposure to all segments of the dry bulk industry has, in our view, enhanced the operational flexibility of our fleet.

We have significant time charter coverage with reputable charterers, which we believe provides cash flow stability and a degree of protection against the volatile freight rate environment, coupled with upside potential, as five of our vessels in total operate under profit sharing arrangements that allow us to participate in market upswings.

The fourth quarter of 2010 was characterized by freight market deterioration that continued into the new year, as the extended flooding in Australia led to disruption in coal trade that we previously viewed as providing support to freight rates up until that time, especially for larger vessel segments. As the situation unfolds in Australia, we believe it is possible that short term disruptions will subside and that freight rates may revert to normality.

We believe that long term dry bulk fundamentals remain solid as world industrial production is poised to continue growing due to growth witnessed in emerging markets. According to the International Monetary Fund, growth in emerging markets is expected to continue at the same pace and estimates for US GDP growth were revised upwards on the back of improved consumer demand.

The major downside risk for dry bulk shipping remains the issue of vessel oversupply. Vessels scheduled for 2011 delivery represent about 25% of the current dry bulk fleet, yet much of that comes from 2010 deliveries that were pushed back due to lack of sufficient funding available to ship owners. In 2010 slippage amounted to about 40% of the orderbook and we believe that the trend is poised to continue as financing for new vessels is increasingly hard to attain for all but the most solid companies in the sector. Furthermore, the vast majority of the order book represents orders contracted before 2009, at prices considerably higher than current market levels therefore making them poor investments considering current conditions. In addition, scrapping activity in the first month of 2011 has been much higher than the comparable period in 2010, according to industry sources. High prices paid for scrap sales (around $500 / LDT in 2011) combined with the recent fall in freight rates have contributed to this trend and are expected to further increase demolitions, especially as Bangladeshi yards start coming online later in the year."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "We believe that 2010 was a good year for Seanergy, as we increased our owned fleet to 20 vessels and our total assets from $538.5 million at the end of 2009 to $696.4 million at the end of 2010. As of December 31, 2010, our cash reserves were $64.2 million, reflecting $31.5 million in cash generated from operations.

In the fourth quarter of 2010, our company operated a fleet of 20 vessels earning a time charter equivalent ("TCE") rate of $15,277 as compared to an average of 11 vessels and TCE rate of $17,331 during the fourth quarter of 2009. The decreased TCE results from lower market imposed time charter rates earned by our vessels, whose original charter agreements expired during 2009.

Furthermore, we have accelerated the drydocking for three vessels initially scheduled for 2011 to the third and fourth quarters of 2010. As a result of the timing of these inspections, Seanergy incurred more off-hire days than expected during the fourth quarter of 2010, resulting in lower revenues and higher operating expenses than anticipated.

Our vessels have secured period employment of 79% for 2011, 38% for 2012 and 19% for 2013.

For the year ended 2010, our company operated a fleet of 16.6 vessels on average, earning a TCE rate of $16,532 as compared to an average of 7.9 vessels and TCE rate of $32,909 during 2009. In 2010, our daily vessel operating expenses decreased to $5,077 from $5,603 in 2009, and daily general and administrative expenses decreased to $1,375 in 2010 from $2,304 in 2009."

Fourth Quarter 2010 Financial Results:

Net Revenues

Net Revenues for the fourth quarter of 2010 increased to $25.9 million from $17.3 million in the same quarter in 2009. The increase in revenues, despite earning a lower average TCE rate, reflects the increased size of our fleet, which resulted in additional operating days.

EBITDA, Operating Income

EBITDA was $10.7 million for the fourth quarter of 2010 as compared to $7.4 million in the same quarter in 2009.

Operating income amounted to $1.1 million for the three months ended December 31, 2010, as compared to an operating income of $0.8 million for the same quarter in 2009.

The rise in EBITDA and operating income in the fourth quarter was mainly a result of revenue growth, which was adequate to offset the effects of higher operating expenditures and depreciation expense.

Please refer to the EBITDA reconciliation section, contained in this press release.

Net Loss

For the fourth quarter of 2010, Net Loss amounted to $2.6 million, or $0.02 per basic and diluted share, as compared to Net Loss of $3.2 million, or $0.10 per basic and diluted share, in the same quarter of 2009, based on weighted average common shares outstanding of 109,723,980 basic and diluted for 2010; 33,255,170 basic and diluted for 2009.

The loss is primarily the result of a 12% decrease in TCE to $15,277 per day in the fourth quarter of 2010 from $17,331 per day in the same quarter of 2009, as well as an increase in net interest expense to $3.8 million from $2.3 million.

Year Ended 2010 Financial Results:

Net Revenues

Net Revenues for the year ended December 31, 2010 were $95.9 million as compared to $87.9 million in the same period in 2009. Our vessels earned a lower average TCE rate during 2010, yet this was counteracted by the increase in the number of operating days associated with the growth in the size of our fleet.

EBITDA, Operating Income

EBITDA for the twelve months ending December 31, 2010 was $47.3 million as compared to $66.6 million in the previous year.

Operating Income amounted to $18.4 million for the year ended December 31, 2010, as compared to operating income of $40.4 million for the same period in 2009. The decrease in operating income came as a result of increased operating and voyage expenses, as well as increased depreciation and dry docking expenses associated with operating a larger fleet. For 2010, operating expenses increased to $30.7 million, from $16.2 million in the previous year.

Net Income

Net Income for 2010 amounted to $1.6 million before non controlling interest. Net Income attributable to Seanergy was $0.1 million, or $0.00 per basic and diluted share for the period ended December 31, 2010, as compared to Net Income of $30.0 million, or $1.16 per basic and $1.00 per diluted share, for the same period in 2009, based on weighted average common shares outstanding of 87,916,947 basic and diluted for 2010 and 25,882,967 and 30,529,281 basic and diluted for 2009, respectively.

The decrease in net income is the result of lower operating income earned in 2010, combined with higher interest expenses and losses on interest rate swaps. In particular, net interest and finance costs increased to $12.6 million in 2010, from $7.2 million in 2009 due to additional interest expense charges relating to MCS loan facilities. Losses on swap agreements for 2010 rose to $4.2 million from $1.6 million in 2009.

Operating Cash Flow and Cash Flow from Investments

In 2010, Seanergy generated $31.5 million of cash from operations, as opposed to $43.2 million in 2009. The decrease is mainly attributable to lower net income earned in the current year.

Investment cash inflows for 2010 amounted to $7.9 million, as compared to $36.4 million in 2009. Positive cash flows reflect the cash acquired as part of the MCS and BET transactions, in 2010 and 2009.

Debt Repayment and capital expenditure requirements for 2011

Seanergy ended 2010 with $399.5 million of outstanding debt, as compared to $300.6 million at the end of 2009. The increase is associated with additional debt assumed through the acquisition of the MCS fleet.

Repayment of principal on our debt facilities is expected to reach $53.4 million over the course of 2011. In terms of maintenance capital expenditure, we expect to incur about $4.1 million in drydocking costs for the year ending 2011.

Fleet Data:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009
Fleet Data
Average number of vessels (1)	16.6	7.9	20.0	11.0
Ownership days (2)	6,040	2,895	1,840	1,012
Available days (3)	5,662	2,638	1,642	983
Operating days (4)	5,627	2,614	1,630	969
Fleet utilization (5)	93.2%	90.3%	88.6%	95.8%
Fleet utilization excluding drydocking off hire days (6)	99.4%	99.1%	99.3%	98.6%
Average Daily Results
TCE rate (7)	$16,532	$32,909	$15,277	$17,331
Vessel operating expenses (8)	$5,077	$5,603	$5,689	$6,389
Management fee (9)	$438	$592	$394	$628
Total vessel operating expenses (10)	$5,515	$6,195	$6,083	$7,017

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2010, the Company incurred 378 off hire days for vessel scheduled drydocking. During the three months ended December 31, 2010, the Company incurred 198 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Year Ended December 31,		Three Months Ended December 31,
	2010	2009	2010	2009
Net revenues from vessels	95,856	87,897	25,861	17,289
Voyage expenses	(2,833)	(1,872)	(959)	(495)
Net operating revenues	93,023	86,025	24,902	16,794
Operating days	5,627	2,614	1,630	969
Daily time charter equivalent rate	16,532	32,909	15,277	17,331

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Year Ended December 31,		Three Months Ended December 31,
	2010	2009	2010	2009
Operating expenses	30,667	16,222	10,467	6,466
Ownership days	6,040	2,895	1,840	1,012
Daily vessel operating expenses	5,077	5,603	5,689	6,389

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of February 17, 2011

Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	spot positioning	Feb. 2011
M/V Hamburg Max (1)	Panamax	72,338	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	spot positioning	Feb. 2011
M/V Delos Ranger	Supramax	54,051	2008	spot positioning	Feb. 2011
M/V African Zebra (2)	Handymax	38,623	1985	7,500	Sep. 2011
M/V African Oryx (2)	Handysize	24,110	1997	7,000	Sep. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sep. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sep. 2011
M/V Fiesta (3)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (3)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (3)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (3)	Handysize	29,538	1998	Floating, BHSI linked	Feb. 2014
M/V African Joy (4)	Handysize	26,482	1996	14,000	Nov. 2011
M/V African Glory (5)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (6)	Handysize	20,412	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	29,982	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	30,548	2007	25,000	Aug. 2012
Total		1,293,105

(1)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to Seanergy. The base used for the calculation of the rate is the Time Charter Average of the Baltic Panamax Index.

(2)
Represents floor charter rates excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(3)	Time Charter Average of the Baltic Handysize Index increased by 100.63% minus Opex.

(4)	The charterer has the option to extend the time charter agreement for an additional 11 to 13 months at the same rate.

(5)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following November 2012.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following September 2012.

During the fourth quarter 2010, we secured time charters for three of our vessels as follows:

Following the completion of its drydocking, the M/V Bremen Max, a 1993 built and 73,503 dwt Panamax dry bulk carrier, entered into a time charter trip from Zhousan to the Mediterranean with a charterer we believe to be first class at a gross charter rate of$10,000 per day. The vessel commenced its charter on December 1, 2010.

The M/V Davakis G, a 2008 built and 54,051 dwt Supramax dry bulk carrier, entered into a time charter agreement with a charterer we believe to be first class, at a charter rate of $10,000 per day. The vessel commenced its charter on December 6, 2010.

The M/V Delos Ranger, a 2008 built and 54,051 dwt Supramax dry bulk carrier, entered into a time charter trip from Taiwan to Nigeria with a charterer we believe to be first class  at a charter rate of $8,000 per day. The vessel commenced its charter on January 7, 2011.

Following these charter arrangements, the Company has secured 79% of its operating days for 2011, 38% for 2012 and 19% for 2013 under period employment.

EBITDA Reconciliation:

Seanergy Maritime Holdings Corp. Reconciliation of Net Income to Adjusted EBITDA (All amounts expressed in thousands of U.S. Dollars)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009
Net income attributable to Seanergy Maritime Holdings	132	30,052	(2,629)	(3,213)
Plus: Net income attributable to the noncontrolling interest	1,509	1,517	0	1,584
Plus: Interest and finance costs, net (including interest income)	12,573	7,186	3,843	2,304
Plus: Income taxes	60	0	44	0
Plus: Depreciation and amortization	32,985	27,857	9,472	6,745
EBITDA	47,259	66,612	10,730	7,420
Plus: Loss (Gain) on interest rate swaps	4,164	1,575	(171)	164
Adjusted EBITDA	51,423	68,187	10,559	7,584

Seanergy Maritime Holdings Corp. Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA (All amounts expressed in thousands of U.S. Dollars)
	Year Ended December 31, 2010	Year Ended December 31, 2009	Three Months Ended December 31, 2010	Three Months Ended December 31, 2009
Net cash flow provided by operating activities	31,537	43,208	5,240	6,763
Changes in operating assets and liabilities	(2,038)	3,046	(3,100)	(3,721)
Fair value of contracts	319	125	79	84
Change in fair value of financial instruments	27	(189)	800	778
Payments for dry-docking	5,519	7,119	4,012	1,367
Amortization and write-off of deferred charges	(738)	(696)	(188)	(155)
Interest and finance costs, net (includes interest income)	12,573	7,186	3,843	2,304
Gain from acquisition of subsidiary	0	6,813	0	0
Income taxes	60	0	44	0
EBITDA	47,259	66,612	10,730	7,420
Plus: Loss (Gain) on interest rate swaps	4,164	1,575	(171)	164
Adjusted EBITDA	51,423	68,187	10,559	7,584

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization and gain or losses on interest rate swaps. EBITDA and adjusted EBITDA are not  measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations.  EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Subsequent Events:

Drydocking and Maintenance Schedule

The M/V African Zebra's scheduled drydocking commenced on January 4, 2011 and is expected to be completed by the end of February 2011 at a cost of approximately $1.0 million.

Equity Incentive Plan

On January 12, 2011, the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan ("the Plan").  A total of 8,750,000 shares of our common stock are issuable under the Plan, which is administered by the Compensation Committee of the Board of Directors.  Under the Plan, our officers, key employees and directors may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. All share-based payments, including grants of employee stock options to employees, are recognized as an expense in the financial statements and such costs are measured at the fair value of the award. As of December 31, 2010, 2009 and 2008, Seanergy did not have any share-based payments.

Financial Undertakings

The Company is required to maintain semi-annually a minimum equity ratio requirement of 0.30:1.00 under the Citibank facility agreement relating to BET. As of December 31, 2010, the Company did not meet this minimum equity ratio requirement. The Company has requested, and the lender has indicated its willingness to provide, a reduction to the minimum equity ratio requirement from 0.30:1.00 to 0.175:1.00 until January 3, 2012. The Company expects the request to be granted, thus the presentation of the long-term debt in the attached consolidated financial statements assumes that the reduction of the minimum equity ratio requirement will be granted, and accordingly, all of the Company's long-term debt continues to be classified as non-current as of December 31, 2010. To the extent that the Company is unable to obtain this reduction, any long-term debt for which the Company has been unable to receive a reduction on the minimum equity ratio requirement, will be required to be classified as current, reflecting the lender's ability to call the debt at any time at its option.

Conference Call Details:

The Company's management team will host a conference call to discuss the financial results today, Thursday, February 17, 2011 at 10:00 A.M. EST.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until February 24, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and Audio Webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Company's website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2010 and 2009
(In thousands of US Dollars, except for share data, unless otherwise stated)

	2010 (Unaudited)	2009
ASSETS
Current assets:
Cash and cash equivalents	53,787	63,607
Restricted cash	10,385	-
Accounts receivable trade, net	999	495
Due from related parties	-	265
Inventories	1,459	1,126
Other current assets	1,829	1,980
Total current assets	68,459	67,473
Fixed assets:
Vessels, net	597,372	444,820
Office equipment, net	29	20
Total fixed assets	597,401	444,840
Other assets
Goodwill	17,275	17,275
Deferred charges	13,086	8,684
Other non-current assets	180	180
TOTAL ASSETS	696,401	538,452

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	53,380	33,206
Trade accounts and other payables	2,340	990
Due to underwriters	-	19
Due to related parties	4,025	-
Accrued expenses	3,491	1,719
Accrued interest	1,009	1,508
Financial instruments	5,787	3,556
Below market acquired time charters	266	-
Deferred revenue – related party	1,041	894
Deferred revenue	1,452	246
Total current liabilities	72,791	42,138
Long-term debt, net of current portion	346,168	267,360
Financial instruments, net of current portion	2,777	1,550
Below market acquired time charters	-	585
Total liabilities	421,736	311,633

Commitments and contingencies	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 and 200,000,000 authorized shares as at December 31, 2010 and 2009, respectively; 109,723,980 and 33,255,170 shares issued and outstanding as at December 31, 2010 and 2009, respectively	11	3
Additional paid-in capital	279,268	213,232
Accumulated deficit	(4,614)	(4,746)
Total Seanergy shareholders' equity	274,665	208,489
Noncontrolling interest	-	18,330
Total equity	274,665	226,819
TOTAL LIABILITIES AND EQUITY	696,401	538,452

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income
For the three months and year end December 31, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Year ended December 31,
	2010 (Unaudited)	2009 (Unaudited)	2010 (Unaudited)	2009
Revenues:
Vessel revenue - related party	8,569	13,791	44,175	83,903
Vessel revenue	18,100	4,023	54,777	6,340
Commissions – related party	(319)	(100)	(1,546)	(2,226)
Commissions	(489)	(425)	(1,550)	(120)
Vessel revenue, net	25,861	17,289	95,856	87,897
Expenses:
Direct voyage expenses	(1,199)	(273)	(2,399)	(753)
Vessel operating expenses	(10,467)	(6,466)	(30,667)	(16,222)
Voyage expenses - related party	240	(222)	(434)	(1,119)
Management fees - related party	(597)	(636)	(2,328)	(1,715)
Management fees	(129)	-	(316)	-
General and administration expenses	(2,985)	(1,949)	(7,606)	(5,928)
General and administration expenses - related party	(175)	(195)	(697)	(742)
Amortization of deferred dry-docking costs	(1,268)	(648)	(3,657)	(1,045)
Depreciation	(8,204)	(6,097)	(29,328)	(26,812)
Gain from acquisition of subsidiary	-	-	-	6,813
Operating income	1,077	803	18,424	40,374
Other income (expense), net:
Interest and finance costs	(3,883)	(2,370)	(12,931)	(7,230)
Interest and finance costs – shareholders	-	-	-	(386)
Interest income	40	66	358	430
Gain (loss) on financial instruments	171	(164)	(4,164)	(1,575)
Foreign currency exchange gain (loss), net	10	36	14	(44)
	(3,662)	(2,432)	(16,723)	(8,805)
Net (loss) income before taxes	(2,585)	(1,629)	1,701	31,569
Income taxes	(44)	-	(60)	-
Net (loss) income	(2,629)	(1,629)	1,641	31,569
Less: Net (income) attributable to the noncontrolling interest	-	(1,584)	(1,509)	(1,517)
Net (loss) income attributable to Seanergy Maritime Holdings Corp. Shareholders	(2,629)	(3,213)	132	30,052
Net (loss) income per common share
Basic	(0.02)	(0.10)	0.00	1.16
Diluted	(0.02)	(0.10)	0.00	1.00
Weighted average common shares outstanding
Basic	109,723,980	33,255,170	87,916,947	25,882,967
Diluted	109,723,980	33,255,170	87,916,947	30,529,281

Seanergy Maritime Holdings Corp.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010, 2009 and 2008
(In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock		Additional	Retained earnings/	Total Seanergy
	# of Shares	Par Value	paid-in capital	(Accumulated deficit)	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2007	28,600,000	3	146,925	1,441	148,369	-	148,369
Net (loss) for the year ended December 31, 2008	-	-	-	(31,985)	(31,985)	-	(31,985)
Dividends paid	-	-	-	(4,254)	(4,254)	-	(4,254)
Reclassification of common stock no longer subject to redemption	(6,370,773)	-	17,144	-	17,144	-	17,144
Reversal of underwriter fees forfeited to redeeming shareholders	-	-	1,433	-	1,433	-	1,433
Liquidation and dissolution common stock exchange	-	(1)	1	-	-	-	-
Warrants exercised	132,000	-	858	-	858	-	858
Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	-	131,565
Issuance of common stock to convert promissory note	6,585,868	1	29,596	-	29,597	-	29,597
Issuance of common stock due to earn-out	4,308,075	-	17,275	-	17,275	-	17,275
Gain from acquisition	-	-	-	-	-	6,813	6,813
Noncontrolling interest contribution	-	-	-	-	-	10,000	10,000
Net income for the year ended December 31, 2009	-	-	-	30,052	30,052	1,517	31,569
Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock	26,945,000	3	28,523	-	28,526	-	28,526
Consolidation with subsidiaries acquired	49,523,810	5	37,513	-	37,518	(19,839)	17,679
Net income for the year ended December 31, 2010	-	-	-	132	132	1,509	1,641
Balance, December 31, 2010 (Unaudited)	109,723,980	11	279,268	(4,614)	274,665	-	274,665

SEANERGY MARITIME HOLDINGS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(All amounts in footnotes in thousands of US Dollars, except for share and per share data)

	2010 (Unaudited)	2009	2008
Cash flows from operating activities:
Net income (loss)	1,641	31,569	(31,985)
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment of goodwill	-	-	44,795
Impairment of vessels	-	-	4,530
Depreciation	29,328	26,812	9,929
Amortization of deferred finance charges	738	696	224
Amortization of deferred dry-docking costs	3,657	1,045	-
Payments for dry-docking	(5,519)	(7,119)	-
Change in fair value of financial instruments	(27)	189	-
Amortization of acquired time charters	(319)	(125)	-
Gain on acquisition	-	(6,813)	-
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	265	1,760	(577)
Inventories	(70)	1,222	(872)
Accounts receivable trade, net	(493)	(263)	-
Other current assets	904	(191)	(743)
Other non-current assets	-	(180)	-
Increase (decrease) in operating liabilities
Trade accounts and other payables	37	(3,299)	86
Due to underwriters	(19)	(400)	(3,555)
Accrued expenses	(2,071)	(885)	541
Accrued charges on convertible note due to shareholders	-	670	132
Due to related parties	4,025	-	-
Premium amortization on convertible note due to shareholders	-	(379)	-
Accrued interest	(1,002)	1,176	166
Deferred revenue – related party	148	(2,523)	3,029
Deferred revenue	314	246	-
Net cash provided by operating activities	31,537	43,208	25,700
Cash flows from investing activities:
Acquisition of business, including of cash acquired	17,913	36,374	(375,833)
Funds placed in trust account from offerings	-	-	232,923
Additions to vessels	-	-	-
Additions to office furniture and equipment	(28)	(21)	(9)
Acquisition of noncontrolling interest	(10,000)	-	-
Net cash provided by (used in) investing activities	7,885	36,353	(142,919)
Cash flows from financing activities:
Redemption of common shares	-	-	(63,705)
Proceeds from warrants exercised	-	-	858
Proceeds from long term debt and revolving facility	-	-	219,845
Deemed distribution upon acquisition of MCS	(2,054)	-	-
Net proceeds from issuance of common stock	28,526	-	-
Repayments of long term debt	(67,941)	(54,878)	(7,500)
Dividends paid	-	-	(4,254)
Deferred finance charges	(841)	-	(2,693)
Noncontrolling interest contribution	-	10,000	-
Restricted cash (retained) released	(6,932)	1,381	-
Net cash (used in) provided by financing activities	(49,242)	(43,497)	142,551
Net (decrease) increase in cash and cash equivalents	(9,820)	36,064	25,332
Cash and cash equivalents at beginning of period	63,607	27,543	2,211
Cash and cash equivalents at end of period	53,787	63,607	27,543
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	11,070	6,447	3,402
Non cash investing and financing activities
Issuance of common shares at fair value for the acquisition of BET	30,952	-	-
Issuance of common shares at fair value for the acquisition of MCS	26,743	-	-
Deemed distribution to controlling shareholder	(10)	-	-

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third quarter of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in BET, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in MCS, which owns nine Handysize dry bulk carriers. In September 2010, the Company completed the acquisition of the remaining 49% in MCS, and in October 2010 the Company completed the acquisition of the remaining 50% in BET.

Following the MCS and BET acquisitions, the Company has a wholly-owned operating fleet of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,293,105 dwt and an average fleet age of 13 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.

Dale Ploughman
Chief Executive Officer
Christina Anagnostara
Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

     /s/ Dale Ploughman
By:    Dale Ploughman
Title: Chief Executive Officer

Dated: February 17, 2011

SK 26979 0001 1173230